SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of January 2007
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of January 2007, and incorporated by reference herein, are the following press releases made by the Registrant:
1.	Press Release dated January 4, 2007

2.	Press Release dated January 19, 2007

3.	Press Release dated January 23, 2007

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Elena Kinakin
	Name:	Elena Kinakin
	Title:	Vice President Finance and CFO

Dated:  January 23, 2007

FOR  .  IMMEDIATE  .  RELEASE
Spectrum’s SDR-3001 Software Defined Radio Platform
Selected for MIMO Research
Burnaby, B.C., Canada — January 4, 2007 — Spectrum Signal Processing Inc. today announced that its flexComm™ SDR-3001 software defined radio (SDR) platforms have been selected by a leading global telecommunications software and service provider for internal research and development into Multiple Input/ Multiple Output (MIMO) technology.
MIMO technology refers to the use of multiple transmitters, antennas and receivers in a wireless communication system to increase spectral efficiency. MIMO allows more data to be transferred within the same spectral bandwidth and/or to increase transmission quality of service. The ultimate goal of adopting MIMO technologies is to improve cost efficiencies in radio networks.
“The benefits of MIMO technology can outweigh the additional costs, including multiple RF front ends and additional processing, necessary to support MIMO systems,” said Leonard G. Pucker II, Spectrum’s Chief Technology Officer. “Utilization of software defined radio technologies, such as those in Spectrum’s SDR-3001 platform, can offset these increased costs for original equipment manufacturers allowing for the creation of MIMO based systems in a cost efficient manner.”
Spectrum’s SDR-3001 is comprised of a heterogeneous processing platform incorporating Xilinx® field programmable gate arrays and PowerPC® processors from IBM® and Freescale™. It also includes VxWorks® real-time operating system by Wind River® and Spectrum’s quicComm™ hardware abstraction layer, which facilitates algorithm partitioning and programming with a real-time operating system. RapidIO™ provides a high bandwidth interconnect fabric between the processors, as well as the input/output functionality to the processors, to ensure efficient use of the processing resources.
For more information, please visit www.spectrumsignal.com.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. Xilinx is a registered trademark of Xilinx, Inc. PowerPC and IBM are registered trademarks of IBM Corporation. Freescale is a trademark of the Freescale Semiconductor, Inc. Wind River and VxWorks are registered trademarks of Wind River Systems, Inc. RapidIO is a trademark of the RapidIO Trade Association. All other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACTS

Brent Flichel	Mark Briggs
President & CEO	VP, Marketing
Tel: 604.676.6733	Tel: 604.676.6743
Email: brent_flichel@spectrumsignal.com	Email: mark_briggs@spectrumsignal.com

MEDIA ADVISORY
Spectrum Signal Processing to Host 2006 Fourth Quarter and Year-End Results
Conference Call and Live Audio Webcast
Burnaby, B.C., Canada — January 19, 2007 — Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) will release its 2006 fourth quarter and year-end results after market close on Tuesday, February 6, 2007. At 1:30 pm Pacific / 4:30 pm Eastern time the same day, Brent Flichel, Spectrum’s President & CEO, will host a conference call to discuss the financial results for the fourth quarter and fiscal 2006.
To access the Spectrum Conference Call:
Date: Tuesday, February 6, 2007
Time: 1:30 pm Pacific / 4:30 pm Eastern
Dial-in number: 1.866.497.3339. A replay of the call will be available from February 6, 2007 to February 13, 2007 and can be accessed by dialing 1.866.501.5559 followed by the access code 21217221#.
Web cast: The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com The replay will be available on Spectrum’s web site until February 13, 2007.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
™ flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contact:
Brent Flichel
President & CEO
Phone: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

FOR  .  IMMEDIATE  .  RELEASE
Spectrum Signal Processing Receives Notice of Nasdaq Delisting -
Company to Appeal Delisting Determination
Burnaby, B.C., Canada — January 23, 2007 — Spectrum Signal Processing Inc. today announced that the Company has received a notice dated January 23, 2007, of a Nasdaq Staff Determination citing that the Company is not in compliance with Rule 4310(c)(4) of the Nasdaq Marketplace rules. As a result, the Company’s common stock is subject to delisting from the Nasdaq Capital Market effective February 1, 2007 unless the Company appeals Staff’s determination to a Nasdaq Listing Qualifications Panel. The Company intends to file an appeal.
As previously reported, the Company was notified on July 26, 2006, that it was not in compliance with the minimum $1.00 closing bid price requirement set forth in Marketplace Rule 4310(c)(4) (“Minimum Bid Price Rule”) for continued Nasdaq Capital Market listing. In accordance with Marketplace Rule 4310 (c)(8)(D), the Company was provided with 180 calendar days, or until January 22, 2007, to regain compliance with the Minimum Bid Price Rule. The Company has not regained compliance with the Minimum Bid Price rule and is not eligible for an additional 180-day compliance period given that it does not meet the Nasdaq Capital Market initial inclusion requirements set forth in Marketplace Rule 4310(c).
The Company intends to request an appeal hearing with a Nasdaq Listing Qualifications Panel. A hearing request will stay the delisting of the Company’s common stock pending the Panel’s decision. The hearing date will be determined by Nasdaq, however, it is expected to occur within 45 calendar days from the date of the Company’s request. At the hearing, the Company must provide Nasdaq with a plan to regain compliance with Nasdaq’s initial inclusion requirements or Minimum Bid Price Rule. If the Company decides not to appeal the Nasdaq Staff’s delisting determination, or if the Panel denies the appeal, the Company’s common stock will be delisted from the Nasdaq Capital Market.
If the Company’s stock is delisted from the Nasdaq Capital Market, the Company believes that its common stock will be eligible to trade in the United States on the OTC Bulletin Board or in the “Pink Sheets”, though any such trading will require one or more market makers to file and have approved an application to register in and quote the Company’s common stock.
Spectrum will remain listed with and its shares traded on the Toronto Stock Exchange independent of any delisting determination from the Nasdaq stock market.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.

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FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm is a trademark of Spectrum Signal Processing Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACT
Brent Flichel
President & CEO
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

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